Filed Pursuant to Rule 253(g)(2)

File No. 024-11354

SUPPLEMENT NO. 5 TO OFFERING CIRCULAR DATED MAY 13, 2022

IDENTIFYSENSORS BIOLOGICS, INC.

MAXIMUM OFFERING: $50,000,000

MINIMUM OFFERING: $0

IdentifySensors Biologics Corp.

20600 Chagrin Boulevard, Suite 450

Shaker Heights, Ohio 44122

(216) 543-3031

www.identifysensors.com.

May 17, 2022

This Post-Qualification Offering Circular Supplement No. 5 (this “Offering Circular Supplement No. 5”) amends the offering circular of IdentifySensors Biologics, Inc., dated May 13, 2022, and as may be amended and supplemented from time to time (the “Offering Circular”), to add, update and/or replace information contained in the Offering Circular as expressly set forth herein. Unless otherwise defined below, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular. See “Incorporation by Reference of Offering Circular” below.

Incorporation by Reference of Offering Circular

The Offering Circular, including this Offering Circular Supplement No.5, is part of an offering statement (File No. 024-11354) that we filed with the Securities and Exchange Commission (the “Commission”). We hereby incorporate by reference into this Offering Circular Supplement No. 5 all of the information contained in Part II of the Offering Circular. Please note that any statement that we make in this Offering Circular Supplement No. 5 (or have made in the Offering Circular) will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement or post-qualification amendment.

The purpose of this Offering Circular Supplement No. 5 is to confirm the following facts and correct one misstatement in the Offering Circular:

1.	The Offering Circular states that we have engaged StartEngine Primary, LLC as the broker dealer and that the Offering will be posted on Start Engine’s website. However, this is incorrect.

2.	Since January 2021, we have engaged Dalmore Group LLC as a broker dealer and have agreed to pay Dalmore Group LLC a commission of one percent (1.0%) of the amount raised in the Offering, plus certain out-of-pocket expenses.

3.	We have engaged Novation Solutions Inc. (O/A Dealmaker) to provide certain services in connection with the Offering, including hosting the Offering subscription processing platform.

The complete agreements with Dalmore Group LLC and Dealmaker are attached as exhibits to the Form 1-A of which the Offering Circular is part. Such exhibits can be viewed at www.sec.gov.

Except as expressly set forth herein, the Company’s offering of Common Stock, as described in the Offering Circular, as amended or otherwise supplemented by the Company’s public reports filed with the Securities and Exchange Commission and available at the Commission’s website, www.sec.gov, which the Company incorporates by reference in the Offering Circular, remains unchanged.